

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Alexander Ketterl
Chief Executive Officer
Heramba Electric plc
Kiepe Platz 1
D-40599 Düsseldorf
Germany

       Re: Heramba Electric plc
            Amendment No. 1 to Registration Statement on Form F-4
            Filed January 16, 2024
            File No. 333-275903

Dear Alexander Ketterl:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 1 to Form F-4 filed January 16, 2024

Risk Factors
We rely on a limited number of suppliers and manufacturers for our products..., page 15

1.   We note your response to prior comment 3. Please revise your disclosure to discuss known trends or uncertainties resulting from mitigation efforts, if any. Explain whether any mitigation efforts introduce new material risk, including those related to product quality, reliability, or regulatory approval of products.

General

2.	We note your response to prior comment 17. Please revise your disclosure to discuss how the waiver of deferred underwriting commissions was obtained. Please clearly indicate which party, identifying that party by name, initiated the request for the waiver and their reasons for doing so.

3.	Please update your compensation disclosure for 2023.

4.	We note your response to prior comment 16. It is our understanding that J.P. Morgan resigned. If so, revise to state so directly.

	Please contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Geoffrey Kruczek at 202-551-3641 with any other questions.

				Sincerely,

				Division of Corporation Finance
				Office of Manufacturing

cc:	Nick S. Dhesi